UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

BRAINWORKS VENTURES, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

105029102

(CUSIP Number)

Lawrence Stumbaugh
1700 Water Place
Suite 190
Atlanta, Georgia 30339
(404) 524-1667

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 1, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject

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to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 105029102	Schedule 13D	Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Sercap Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group

(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO (Exchange of Stock)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

Georgia

	7.	Sole Voting Power

		19,344,617
Number of
Shares	8.	Shared Voting Power
Beneficially
Owned by		0
Each
Reporting	9.	Sole Dispositive Power
Person With
		19,344,617

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

19,344,617

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

CUSIP No. 105029102	Schedule 13D	Page 4 of 13

13.	Percent of Class Represented by Amount in Row (11)

88.8%

14.	Type of Reporting Person

OO (Limited Liability Company)

CUSIP No. 105029102	Schedule 13D	Page 5 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Guy W. Millner

2.	Check the Appropriate Box if a Member of a Group
(a) [ ] (b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO (Exchange of Stock)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

Number of		16,442,924
Shares
Beneficially	8.	Shared Voting Power
Owned by
Each		0
Reporting
Person	9.	Sole Dispositive Power
With
		16,442,924

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

16,442,924

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

CUSIP No. 105029102	Schedule 13D	Page 6 of 13

13.	Percent of Class Represented by Amount in Row (11)

75.5%

14.	Type of Reporting Person

IN

CUSIP No. 105029102	Schedule 13D	Page 7 of 13

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Lawrence Stumbaugh

2.	Check the Appropriate Box if a Member of a Group

(a) [ ]
(b) [ ]

3.	SEC Use Only

4.	Source of Funds

OO (Exchange of Stock)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[ ]

6.	Citizenship or Place of Organization

United States of America

	7.	Sole Voting Power

		2,901,693
Number of
Shares	8.	Shared Voting Power
Beneficially
Owned by		0
Each
Reporting	9.	Sole Dispositive Power
Person With
		2,901,693

	10.	Shared Dispositive Power

		0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

2,901,693

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

[ ]

CUSIP No. 105029102	Schedule 13D	Page 8 of 13

13.	Percent of Class Represented by Amount in Row (11)

13.3%

14.	Type of Reporting Person

IN

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to the common stock, par value $0.01 per share (the “Issuer Common Stock”), of Brainworks Ventures, Inc., a Nevada corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1700 Water Place, Suite 190, Atlanta, Georgia 30339.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed jointly by Sercap Holdings, LLC (“Sercap”), Guy W. Millner and Lawrence Stumbaugh (each individually, a “Reporting Person” and, collectively, the “Reporting Persons”).

     Sercap is a limited liability company organized under the laws of the State of Georgia, with its principal place of business and principal office located at 3535 Piedmont Road, N.E., Suite 440, Atlanta, Georgia 30305. Sercap is an insurance-based holding company. Guy W. Millner, Lawrence Stumbaugh and MI Holdings, Inc., a Georgia corporation, are the members of Sercap. Mr. Millner and Mr. Stumbaugh also serve on Sercap’s Board of Directors.

     Guy W. Millner is a citizen of the United States of America, and his business address is 1700 Water Place, Suite 190, Atlanta, Georgia 30339. Mr. Millner’s present occupation is Chairman of the Board of Directors of Sercap, as well as Chairman of the Board of Directors of AssuranceAmerica Corporation, a property and casualty-oriented insurance holding company and a subsidiary of the Issuer, located at 1700 Water Place, Suite 190, Atlanta, Georgia 30339.

     Lawrence Stumbaugh is a citizen of the United States of America, and his business address is 1700 Water Place, Suite 190, Atlanta, Georgia 30339. Mr. Stumbaugh’s present occupation is as Chief Executive Officer and President of Sercap. On April 1, 2003, Mr. Stumbaugh was appointed as the Chief Executive Officer and President of the Issuer, and holds the same executive positions for the Issuer’s subsidiaries, including AssuranceAmerica Corporation, a property and casualty-oriented insurance holding company, located at 1700 Water Place, Suite 190, Atlanta, Georgia 30339.

     MI Holdings, Inc. is a corporation organized under the laws of the State of Georgia, with its principal place of business located at 3535 Piedmont Road, N.E., Suite 440, Atlanta, Georgia 30305. MI Holdings, Inc. is an insurance-based holding company, but also holds certain interests in Neighborhood Variety Stores, LLC, a retail craft chain located in Florida. Mr. Millner is the control person of MI Holdings, Inc., serving as its Chairman.

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     During the last five years, to the best of their knowledge, none of the Reporting Persons have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, and none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On April 1, 2003, 19,344,617 shares of the Issuer’s Common Stock was issued to Sercap pursuant to an Agreement and Plan of Merger and Reorganization by and among the Issuer, AAHoldings Acquisition Sub, Inc., AAHoldings, LLC and AssuranceAmerica Corporation, dated April 1, 2003 (the “Merger Agreement”), in exchange, on a 1-for-1 basis, for shares of common stock of AssuranceAmerica Corporation, a Georgia corporation and a resultant subsidiary of Brainworks. Further reference is made to the Merger Agreement, as attached to this Schedule 13D as Exhibit 99.1, which is hereby incorporated by reference.

ITEM 4. PURPOSE OF TRANSACTION

     (b), (e) The Reporting Persons acquired Common Stock of the Issuer as a result of and pursuant to a merger between AssuranceAmerica Corporation and a wholly-owned subsidiary of the Issuer, the purpose of which was to facilitate the Issuer’s entrance into the property and casualty insurance industry (the “Merger”).

     To effect the Merger, a newly-formed subsidiary of the Issuer, AAHoldings Acquisitions Sub, Inc., a Georgia corporation, merged with and into AssuranceAmerica Corporation, a property and casualty-oriented insurance holding company, which currently focuses on the non-standard automobile insurance markets. As a result of the Merger, AssuranceAmerica Corporation became the surviving subsidiary of the Issuer.

     Pursuant to the terms of the Merger Agreement, shareholders of AssuranceAmerica Corporation, exchanged their shares of common stock, no par value, of AssuranceAmerica Corporation (“AssuranceAmerica Common Stock”), on a 1-for-1 basis, for Issuer’s Common Stock.

     Due to a limitation on the number of authorized shares of Issuer Common Stock, the shareholders of AssuranceAmerica Corporation continue to hold an aggregate of 23,241,098 shares of Converting Preferred Stock, no par value, of AssuranceAmerica Corporation (“AssuranceAmerica Preferred Stock”), which stock will be converted into shares of the Issuer’s Common Stock, at such time when the authorized number of shares of the Issuer’s Common Stock is increased to a number sufficient to exchange each share of AssuranceAmerica Preferred Stock for one share of the Issuer’s Common Stock. Sercap currently holds 23,045,383 shares of AssuranceAmerica Preferred Stock, and upon conversion, Sercap will hold a total of 42,390,000 shares of Issuer Common Stock.

     (d)  The Merger Agreement also effected a change in the executive officers of the Issuer and contemplates a majority change in the Board of Directors of the Issuer. As of April 1, 2003, Marc Schwartz and Cole Walker resigned from their positions as directors and executive officers of the Issuer, with Donald Ratajczek remaining as the sole member of the Board of Directors of the Issuer. To fill these vacancies, Guy W. Millner and Lawrence Stumbaugh shall be appointed

CUSIP No. 105029102	Schedule 13D	Page 10 of 13

as directors of the Issuer, conditioned upon the fulfillment of the requirements of Rule 14f-1 of the Exchange Act of 1934, as amended. On April 1, 2003, Mr. Stumbaugh was appointed as President and Chief Executive Officer of the Issuer. Mr. Millner shall be appointed as an executive officer of the Issuer in conjunction with his future appointment to the Board of Directors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a)  The following calculations are based on the Issuer having 2,271,090 shares of Common Stock issued and outstanding as of March 31, 2003, plus an aggregate of 19,508,902 shares issued to AssuranceAmerica Corporation shareholders on April 1, 2003 in connection with the Merger, equaling a total of 21,779,992 shares of Issuer Common Stock.

     Sercap beneficially owns 19,344,617 shares of Common Stock, or 88.8% of the outstanding Common Stock.

     Guy Millner indirectly beneficially owns 16,442,924 shares of Common Stock held by Sercap, which represents 75.5% of the Issuer’s Common Stock. Mr. Millner is deemed an indirect beneficial owner of shares of Common Stock beneficially owned by Sercap by virtue of his position as an 80% direct owner of Sercap and a 5% indirect owner of Sercap through MI Holdings, Inc.

     Lawrence Stumbaugh indirectly beneficially owns 2,901,693 shares of Common Stock held by Sercap, which represents 13.3% of the Issuer’s Common Stock. Mr. Stumbaugh is deemed an indirect beneficial owner of shares of Common stock beneficially owned by Sercap by virtue of his position as a 15% owner of Sercap.

     (b)  Sercap holds the sole power to vote and dispose of or to direct the disposition of 19,344,617 shares of Common Stock.

     Guy Millner holds the sole power to vote and dispose of, or to direct the disposition of 16,442,924 shares of Common Stock held by Sercap, which includes 822,146 shares indirectly held by Mr. Millner through MI Holdings, Inc.

     Lawrence Stumbaugh holds the sole power to vote and dispose of or to direct the disposition of 2,901,693 shares of Common Stock held by Sercap.

     (c)  A subsidiary of the Issuer effected the Merger on April 1, 2003, by which the Issuer issued a total of 19,508,902 shares of Issuer Common Stock, $0.01 par value per share to shareholders of AssuranceAmerica Corporation. The merger was effected in the State of Georgia with AAHoldings Acquisition Sub, Inc., a Georgia corporation and wholly-owned subsidiary of the Issuer, merging with and into AssuranceAmerica Corporation, a Georgia corporation, which survived as a subsidiary of the Issuer.

     (d)  Not applicable.

     (e)  Not applicable.

CUSIP No. 105029102	Schedule 13D	Page 11 of 13

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The Issuer and the Reporting Persons have entered into a Registration Rights Agreement. Under this Registration Rights Agreement, at any time after the completion of the transaction and upon written notice to the Issuer, certain stockholders of the Issuer, including Guy W. Millner and Lawrence Stumbaugh, holding Issuer Common Stock having a market value of not less than $5,000,000, shall have the right to demand a registration by the Issuer of such securities in a public offering. In addition, subject to certain restrictions, if the Issuer proposes to file a registration statement for its own account or for the account of any other holder of Issuer Common Stock (other than for an Employee Benefit Plan or similar plan, or pursuant to Rule 145) those certain stockholders may request to include their restricted Issuer Common Stock in the registration. Further reference is made to the Registration Rights Agreement, by and among the Issuer and those certain stockholders of the Issuer, dated April 1, 2003, and attached to this Schedule 13D as Exhibit 99.2, which is hereby incorporated by reference.

     The Issuer has entered into an agreement with Harvey Friedman, a stockholder of the Issuer and AssuranceAmerica Corporation, under which the Issuer has agreed to purchase from Mr. Friedman shares of Issuer Common Stock and/or shares of AssuranceAmerica Preferred Stock owned by Mr. Friedman, which he may desire to sell at any time during his 1-year holding period pursuant to Rule 144 of the Securities Act of 1933, as amended, at a price equal to the average closing prices for the Issuer Common Stock for the 30-day period ending on the date of his request. Mr. Friedman currently holds 141,468 shares of Issuer Common Stock and 168,532 shares of AssuranceAmerica Preferred Stock.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement and Plan of Merger and Reorganization By and Among Brainworks Ventures, Inc., AAHoldings Acquisition Sub, Inc., AAHoldings, LLC and AssuranceAmerica Corporation, dated April 1, 2003.

Exhibit 99.2	Registration Rights Agreement, by and among Brainworks Ventures, Inc. and the Stockholders of Brainworks Ventures, Inc. Named on Schedule I, dated April 1, 2003.

Exhibit 99.3	Letter Agreement to Harvey Friedman.

Exhibit 99.4	Joint Filing Agreement, dated April 10, 2003.

CUSIP No. 105029102	Schedule 13D	Page 12 of 13

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2003	SERCAP HOLDINGS, LLC

	BY:	/s/ Lawrence Stumbaugh

NAME: Lawrence Stumbaugh
TITLE: President

Dated: April 10, 2003	/s/ GUY W. MILLNER
GUY W. MILLNER

Dated: April 10, 2003	/s/ Lawrence Stumbaugh
LAWRENCE STUMBAUGH

CUSIP No. 105029102	Schedule 13D	Page 13 of 13

EXHIBIT INDEX

Exhibit 99.1	Agreement and Plan of Merger and Reorganization By and Among Brainworks Ventures, Inc., AAHoldings Acquisition Sub, Inc., AAHoldings, LLC and AssuranceAmerica Corporation, dated April 1, 2003.

Exhibit 99.2	Registration Rights Agreement, by and among Brainworks Ventures, Inc. and the Stockholders of Brainworks Ventures, Inc. Named on Schedule I, dated April 1, 2003.

Exhibit 99.3	Letter Agreement to Harvey Friedman.

Exhibit 99.4	Joint Filing Agreement, dated April 10, 2003.